Exhibit (a)(1)(C)
Letter to Eligible Holders
[Rockville Financial, Inc. Letterhead]
September 26, 2007
Dear Rockville Financial Option Holder:
     The Board of Directors of Rockville Financial, Inc. (“Rockville Financial” or the “Company”) has authorized the repurchase by the Company of all outstanding options granted on December 13, 2006, to non-executive officers (such options, the “eligible options”), under the Rockville Financial, Inc. 2006 Stock Incentive Award Plan, (the “2006 Plan”) to purchase Rockville Financial common stock held by option holders. As a holder of eligible options, you may participate, in whole or in part, in a tender offer, described in the accompanying Offer to Purchase by following the procedures in that document, subject to the limitations described in this memorandum and the attachments.
1. Tender Offer
     The Company’s Board of Directors has authorized the Company to purchase all eligible options from eligible option holders for cash at a purchase price of $2.61 per option. The eligible options all have an exercise price of $17.77 per share. The period for the tender offer starts with the distribution of the enclosed materials and will close on October 26, 2007.
     If you choose to participate in the tender offer, you may surrender all your eligible options or none of your eligible options. The cash you receive for each tendered eligible option accepted by the Company in the tender offer will be $2.61 per option, less applicable withholding taxes.
     There are procedures that you need to follow to tender your eligible options to the Company and these procedures are described in detail in the accompanying Offer to Purchase. To participate in the tender offer, you must return the LETTER OF TRANSMITTAL, together with your original option agreement, to the address set forth therein no later than 5:00 p.m., Eastern time on October 26, 2007 (such date and time being the “Expiration Date”) unless we otherwise extend the Expiration Date as described in the Offer to Purchase. You can withdraw your tendered options at any time up to the Expiration Date but you must notify us in writing of your withdrawal before the Expiration Date.
     You will no longer be entitled to any rights associated with options that you tender.
     Whether or not you intend to participate in the tender offer, please carefully read the Offer to Purchase and the Letter of Transmittal.

2. Holding Your Options
     You may choose to hold on to your options and not tender them. If you do so, your options will be exercisable at their original exercise price and according to the terms of your existing option agreement.
3. General
     This package contains the following enclosures:
•	This cover letter;

•	A summary of your individual outstanding option holdings as reflected in our systems as of September 26, 2007;

•	The Offer to Purchase;

•	The Letter of Transmittal; and

•	Form of Notice of Withdrawal.
     Any action you take with respect to your options is entirely at your election. We are not able to predict which alternative will provide the greatest value to you and we are not making any recommendation to you as to which course of action to take. You are encouraged to consult with your own financial, legal and tax advisors as well as urged to obtain current market prices for our common stock.
     PLEASE NOTE THAT IF THE COMPANY DOES NOT RECEIVE THE LETTER OF TRANSMITTAL, TOGETHER WITH YOUR ORIGINAL OPTION AGREEMENTS, BY THE PRESCRIBED TIME, YOU WILL BE DEEMED TO HAVE SELECTED TO HOLD YOUR OPTIONS.
     If you have any questions regarding this matter, please contact Richard J. Trachimowicz, Senior Vice President, Rockville Bank, 25 Park Street, Rockville, Connecticut 06066 at telephone: (860) 291-3600.